Province of Manitoba

2012/13 Quarterly Financial Report

April to June 2012

CONTENTS

Introduction

Quarterly Financial Results

Economic Performance and Outlook

INTRODUCTION

Budget 2012 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP). A summary budget presents a more complete picture of how the provincial government and the other related entities operate as a whole and what the total cost is of providing services and programs to people in Manitoba.

The financial information in this quarterly financial report is presented in the same format as the budget. The first quarter financial report presents information on the GRE for the three months ending June 30, 2012. The report also contains an economic performance and outlook. Consistent with prior years, an updated projection for the year end will be provided in the second quarter report.

PROVINCE OF MANITOBA	APRIL TO JUNE 2012

GOVERNMENT REPORTING ENTITY (GRE)

Budget 2012 put forward a plan to keep Manitoba moving forward, through uncertain times, by focusing on the things that matter most to Manitobans, and by finding responsible ways to reduce unnecessary spending. Despite fragility in the global economy, Manitoba has continued to enjoy stable economic growth, low unemployment and a growing population.

With a balanced approach, steady progress is being made to reduce growth in spending wherever possible by streamlining and reducing duplication, trimming administrative budgets and stopping or pausing some grants and programs.

There are, however, significant pressures in supports for vulnerable children and adults and corrections. Hot, dry conditions in northeastern and eastern Manitoba this year have led to additional expenditures for forest fire suppression and the costs of health care delivery continue to be assessed.

The impact of these pressures will continue to be closely monitored and more complete information on expenditure and revenue projections will provide the basis for a revised year end result in the second quarter report.

Projection of Summary Net Income/(Loss)

For the Fiscal Year Ending March 31, 2013

UNAUDITED

	2012/13 Budget
(Millions of Dollars)	Core Government	Consolidation Impacts and Other Reporting Entities	Summary

Revenue	11,159	2,693	13,852

Expenditure	11,696	2,729	14,425

In-Year Adjustment/Lapse	(33)	(80)	(113)

NET RESULT FOR THE YEAR	(504)	44	(460)

Transfer from Fiscal Stabilization Account	56	(56)	-

NET INCOME (LOSS)	(448)	(12)	(460)

PROVINCE OF MANITOBA	APRIL TO JUNE 2012

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the Government Reporting Entity for the first three months of the fiscal year is a loss of $428 million.

The three-month positive revenue variance of $12 million is primarily due to the net result of higher than estimated results for the GBEs and timing of fees and other revenue.

The expenditure variance of $(197) million is primarily the result of timing.

Government Reporting Entity Operating Statement

UNAUDITED

	Year-to-Date to June 30
	2012/13			2011/12
($000s)	Actual	Estimated	Variance	Actual

Revenue
Income Taxes	792,656	792,656	-	756,183
Other Taxes	723,236	721,343	1,893	696,067
Fees and Other Revenue	353,712	361,833	(8,121)	402,231
Federal Transfers	945,839	947,883	(2,044)	891,052
Net Income of Government
Business Enterprises	139,948	112,109	27,839	167,362
Sinking Funds and Other Earnings	50,900	58,060	(7,160)	68,084

Total Revenue	3,006,291	2,993,884	12,407	2,980,979

Expenditure
Health and Healthy Living	1,301,145	1,356,962	(55,817)	1,298,271
Education	1,052,010	1,092,339	(40,329)	1,075,906
Family Services	257,743	279,082	(21,339)	247,097
Community, Economic and
Resource Development	467,343	548,252	(80,909)	509,548
Justice and Other Expenditures	205,799	204,369	1,430	187,314
Debt Servicing Costs	149,896	149,896	-	165,377

Total Expenditure	3,433,936	3,630,900	(196,964)	3,483,513

NET INCOME (LOSS)	(427,645)	(637,016)	209,371	(502,534)

Core government revenue and expenditure details are provided in Appendix I and II on pages 9 and 10.

PROVINCE OF MANITOBA	APRIL TO JUNE 2012

INFRASTRUCTURE AND CAPITAL ASSET RENEWAL

Expenditures for infrastructure and capital asset renewal in 2012/13 are budgeted to be $1.7 billion to support continued economic growth, reduce the maintenance burden and provide for the services Manitobans need in the future. The projects are supported by $29 million in federal recoveries.

Based on principles of sound financial management, Manitoba has been able to increase the assets of the province while maintaining a manageable level of debt. Budget 2012 provides the resources to continue upgrading Manitoba’s roads and highways, wastewater treatment plants, health facilities across the province, building and restoring much needed social housing and modernizing our schools and post-secondary institutions.

As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in capital assets – like the Red River Floodway, highway infrastructure and economic stimulus investments – are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to continue to invest in infrastructure projects, Budget 2012 projects an increase in the net debt to GDP ratio to 27.4%.

Core government capital investment details are provided in Appendix III on page 11.

SPECIAL ACCOUNTS

Fiscal Stabilization

The budgeted draw for 2012/13 includes health-related programming of $8 million and $4 million for requirements related to ecoTrust funds.

Manitoba’s five-year economic plan incorporated a legislated requirement to dedicate at least $600 million of the funds set aside in this Account to retire a portion of the debt and interest expense associated with the core government operating shortfalls incurred during the economic recovery period. In 2012/13, $140 million will be withdrawn for debt repayment, as well as $44 million for the interest expense associated with the core government operating shortfall.

Pension Assets

The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.

The fund balance is projected to increase in 2012/13 for net investment earnings.

Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life (EARSL).

PROVINCE OF MANITOBA	APRIL TO JUNE 2012

PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS

Manitoba’s borrowing requirement identified in Budget 2012 was $3.7 billion including refinancing of $2.0 billion and new cash requirements of $2.5 billion, offset by estimated repayments of $812 million.

New cash requirements are necessary for general government purposes, capital investments by departments, health facilities, post-secondary institutions and Manitoba Hydro. Estimated repayments are primarily for departmental capital investment and general purpose borrowings.

The total of outstanding borrowings, guarantees and obligations reflect the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year-end forecast remains unchanged from that stated in the budget, as shown in the table on the following page.

An updated forecast for 2012/13 with comparative data for 2011/12 actual results will be provided in the second quarter report.

PROVINCE OF MANITOBA	APRIL TO JUNE 2012

Provincial Borrowings, Guarantees and Obligations

	2012/13 Budget

Provincial Borrowings, Guarantees and Obligations[1]	$ millions	$ Per Capita*
General Government Programs	8,041	6,430
General Government Programs – Pension Liability	2,595	2,075
Manitoba Hydro	9,832	7,862
Other Crown Organizations	2,128	1,702
Health Facilities	1,283	1,026
Other	27	22
Capital Investments	3,750	2,999

Subtotal[2]	27,656	22,116

Other Obligations
Pension Liability	7,051
Pension Asset Fund	(5,166)

Net Pension Liability	1,885
Debt incurred for and repayable by the Manitoba Hydro Electric Board	(9,608)
Education and Health Debt held by Government Enterprises	499
Other Debt of Crown Organizations	255

Subtotal	(6,969)

Total Provincial Borrowings, Guarantees and Obligations	20,687

Adjustments to arrive at Summary Net Debt
Guarantees	(227)
Net Financial Assets	(4,137)

Summary Net Debt	16,323	13,052

Summary Net Debt as a percentage of GDP	27.4%

Notes: Provincial Borrowings, Guarantees and Obligations

1.	Provincial borrowings, guarantees and obligations are net of sinking funds.
2.	Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at June 30, 2012, total provincial borrowings and guarantees were payable 93% in Canadian dollars and 7% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown organizations borrowings was 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 78% in Canadian dollars (78% at March 31, 2012) and 22% in U.S. dollars (22% at March 31, 2012).

*	The per capita data for 2012/13 is based upon population figures at July 1, 2012, as reported by Statistics Canada.

PROVINCE OF MANITOBA	APRIL TO JUNE 2012

ECONOMIC PERFORMANCE AND OUTLOOK

Economic growth in Manitoba is stable and progressing at or near the historical average annual rate. Over the near term, economic growth in the province is expected to moderate as global economic conditions remain fragile.

The Manitoba Finance survey of economic forecasters, conducted July 30, 2012, projects that Manitoba`s real GDP will expand 2.4% this year, slightly above the projected national increase of 2.1%. In 2013, Manitoba’s real GDP is expected to slow to 2.2%, also marginally above the projected national increase of 2.1%. For 2011, Manitoba Bureau of Statistics estimates Manitoba’s real GDP increased 2.2%.

The current economic outlook is weighed down by several international factors including European sovereign debt and financial crisis, slower than anticipated growth in the Chinese economy, slow recovery in the U.S. economy, exchange rate volatility and potential dampening impact from fiscal austerity measures in a number of G7 nations.

On the upside, the consistent improvement in U.S. employment could boost U.S. growth more than anticipated and easier credit conditions in China could stimulate Chinese domestic spending.

In Manitoba, preliminary estimates of the 2012 crop harvest indicate a solid recovery in agriculture following two challenging years. A strong bounce back in agriculture could lift real GDP growth above the anticipated 2.4% increase in 2012.

A review of major economic indicators shows modest improvements in economic developments in Manitoba through the first half of 2012.

Manitoba`s employment has increased by 0.7%, through July of this year, following 0.8% growth in 2011. The national increase in 2012 is 1.6%. Manitoba’s full-time employment is up 0.3% while part-time employment is up 2.1%. The unemployment rate has averaged 5.4% in 2012, third-lowest among provinces and below the national rate of 7.3%. Manitoba’s youth unemployment rate is 11.6%, third lowest in Canada.

Average weekly earnings have increased by 2.0% on a year-to-date basis in 2012, matching the national increase. Reflecting the modest growth in employment and in earnings, labour income has increased by 3.5%, so far in 2012, down from 4.8% in 2011.

Manitoba’s retail sales rose 2.7% in the first half of 2012. National retail sales increased 4.0% over the same period. Manitoba’s increase is seventh-highest among provinces.

After setting a 23-year record in total housing starts in 2011, the number of new units being constructed so far in 2012 have further increased by 38%. A 73.1% increase in construction of multiple units (apartments and semi-detached homes) is supplemented by an 18.5% increase in single detached family unit starts. Canada’s housing starts are up by 18.3% on a year-to-date basis in 2012.

Total capital investment growth in Manitoba moderated, from 15.7% growth in 2010, to 1.5% in 2011. Capital investment is expected to increase by 4.7% in 2012 with private spending up 8.3%. Due to completion of infrastructure stimulus spending, public investment is expected to fall by 3.1% this year.

PROVINCE OF MANITOBA	APRIL TO JUNE 2012

Manitoba has posted the steadiest growth in private capital investment among provinces, posting only one annual decline in private investment over a twenty-one year period. Since 2006, total capital investment growth has averaged 8.0% annually, third best among provinces and above Canada’s growth of 4.4%. Over the same period, private capital investment grew by an average 6.3% per year, third-best among provinces. Public sector investment grew 12.6%, also third-best among provinces.

In the first half of 2012, Manitoba manufacturing sales are up 2.2%, following a 6.2% increase in 2011. The increase in sales is broad based with wood products, non-metallic minerals, machinery and aerospace parts leading growth while printing, food, and plastics and rubber product sales continue to lag growth.

Similar to manufacturing sales, exports from Manitoba has slowed somewhat in 2012. Through the first half of 2012, Manitoba exports increased 8.5% compared to 14.1% in 2011. Canadian exports are up 7.8% in 2012. Manitoba’s U.S. exports increased 13.2% while non-U.S. exports were up 0.9%.

In the first quarter of 2012, Manitoba farm cash receipts are up 14.8%. Crop receipts increased by 8.8% partially driven by oilseed and deferred payments. Livestock receipts were up 15.4% with strength across both cattle and hog sales. Direct payments, which include crop insurance, increased 54.4% in the first quarter of 2012.

The Consumer Price Index has increased by 1.6% on a year-to-date basis in 2012, below the national increase of 1.9%. For 2012, Manitoba Finance’s survey of economic forecasts indicates CPI inflation will average about 1.6% in Manitoba and 1.9% in Canada, matching the year-to-date estimates.

As of April 1, 2012, Manitoba’s population stood at 1,261,498, a one-year increase of 16,045 persons, for an annual growth of 1.3%. This is the third consecutive 12 month period of population growth ahead of the national rate. Manitoba’s population grew 1.3%, from the previous year, ahead of Canada’s increase of 1.1% and third among provinces.

For monthly updates and more details please see the Manitoba Economic Highlights and Statistics at:

http://www.gov.mb.ca/finance/pdf/highlights.pdf &

http://www.gov.mb.ca/finance/pdf/statistics.pdf

PROVINCE OF MANITOBA	APRIL TO JUNE 2012

2012/13 Core Government Revenue by Source UNAUDITED	Appendix I

	Year-to-Date to June 30				Full Year
	2012/13			2011/12	2012/13
($000s)	Actual	Estimated	Variance	Actual	Budget
Income taxes
Individual Income Tax	691,862	691,862	-	661,797	2,796,300
Corporation Income Tax	100,794	100,794	-	94,386	405,500

Subtotal: Income Taxes	792,656	792,656	-	756,183	3,201,800

Other Taxes
Corporations Taxes	47,140	47,140	-	40,935	433,200
Fuel Taxes	71,863	71,863	-	59,403	81,100
Land Transfer Tax	18,339	18,339	-	15,721	66,200
Levy for Health and Education	99,714	99,714	-	92,772	410,000
Mining Tax	13,616	13,616	-	14,068	35,000
Retail Sales Tax	428,896	428,896	-	425,235	1,834,100
Tobacco Tax	62,459	62,459	-	60,661	800
Other Taxes	2,509	616	1,893	7,611	267,905

Subtotal: Other Taxes	744,536	742,643	1,893	716,406	3,128,305

Fees and Other Revenue
Fines and Costs and Other Legal	12,091	12,091	-	11,510	51,538
Minerals and Petroleum	7,676	7,676	-	11,916	28,820
Automobile and Motor Carrier Licences and Fees	38,248	38,248	-	39,204	147,026
Parks: Forestry and Other Conservation	3,681	3,681	-	2,898	33,088
Water Power Rentals	16,913	25,470	(8,557)	29,006	117,800
Service Fees and Other Miscellaneous Charges	21,520	23,284	(1,764)	17,684	218,624
Revenue Sharing from SOAs	6,358	6,358	-	6,358	26,180

Subtotal: Fees and Other Revenue	106,487	116,808	(10,321)	118,576	623,076

Federal Transfers
Equalization	417,667	417,667	-	416,480	1,872,000
Canada Health Transfer (CHT)	265,614	265,614	-	250,540	1,062,500
Canada Social Transfer (CST)	107,298	107,298	-	104,002	429,200
Health Funds	2,262	2,244	18	2,258	9,000
Infrastructure Renewal	-	-	-	-	28,800
Manitoba Floodway Expansion	-	-	-	-	10,000
Shared Cost and Other Transfers	33,127	31,842	1,285	48,311	187,745

Subtotal: Federal Transfers	825,968	824,665	1,303	821,591	3,599,245

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor Control Commission	26,000	26,000	-	18,057	260,452
Manitoba Lotteries Corporation	70,000	70,000	-	84,000	346,000

Subtotal: Net Income of GBEs	96,000	96,000	-	102,057	606,452

Total Revenue	2,565,647	2,572,772	(7,125)	2,514,813	11,158,878

PROVINCE OF MANITOBA	APRIL TO JUNE 2012

2012/13 Core Government Expenditure by Sector/Department UNAUDITED	Appendix II

	Year-to-Date to June 30				Full Year
	2012/13			2011/12	2012/13
($000s)	Actual	Estimated	Variance	Actual[1]	Budget[2]
Health and Healthy Living
Health	1,320,101	1,361,341	(41,240)	1,179,083	5,094,313
Healthy Living, Seniors and Consumer Affairs	15,768	17,518	(1,750)	15,395	59,881

Total Health and Healthy Living	1,335,869	1,378,859	(42,990)	1,194,478	5,154,194

Education
Advanced Education and Literacy	133,297	143,392	(10,095)	131,741	689,505
Education	533,839	582,998	(49,159)	552,842	1,632,689

Total Education	667,136	726,390	(59,254)	684,583	2,322,194

Family Services
Children and Youth Opportunities	12,987	13,817	(830)	13,815	44,611
Family Services and Labour	248,128	268,508	(20,380)	229,822	1,033,503

Total Family Services	261,115	282,325	(21,210)	243,637	1,078,114

Community, Economic and Resource Development
Aboriginal and Northern Affairs	10,514	9,849	665	10,430	35,766
Agriculture, Food and Rural Initiatives	16,816	20,025	(3,209)	26,282	226,988
Conservation and Water Stewardship	39,319	46,276	(6,957)	39,043	162,246
Entrepreneurship, Training and Trade	136,297	155,811	(19,514)	137,898	580,870
Housing and Community Development	24,627	27,930	(3,303)	24,272	80,611
Infrastructure and Transportation	156,197	169,684	(13,487)	155,321	653,762
Innovation, Energy and Mines	25,915	28,747	(2,832)	23,614	88,222
Local Government	53,802	72,591	(18,789)	42,216	363,923

Total Community, Economic and Resource Development	463,487	530,913	(67,426)	459,076	2,192,388

Justice and Other Expenditures
Legislative Assembly	8,968	10,767	(1,799)	10,141	40,181
Executive Council	1,622	1,731	(109)	1,728	3,827
Civil Service Commission	5,182	6,061	(879)	4,875	21,643
Culture, Heritage and Tourism	17,218	20,624	(3,406)	20,873	61,399
Employee Pensions and Other Costs	(1,861)	(3,050)	1,189	(2,093)	16,933
Finance	15,683	11,925	3,758	31,586	68,931
Immigration and Multiculturalism	7,012	11,414	(4,402)	6,432	42,960
Justice	89,591	91,270	(1,679)	81,572	464,440
Sport	3,009	3,037	(28)	2,684	11,970
Enabling Appropriations	1,504	2,484	(980)	708	14,157
Other Appropriations	39,504	29,000	10,504	11,861	72,175

Total Justice and Other Expenditures	187,432	185,263	2,169	170,367	818,616

Debt Servicing Costs	26,800	26,800	-	28,170	258,000
Program Portfolio Management Reviews	-	-	-	-	(128,000)

Total Expenditure	2,941,839	3,130,550	(188,711)	2,780,311	11,695,506
Subtract: Total Revenue Estimate (Appendix I)	2,565,647	2,572,772	(7,125)	2,514,813	11,158,878
In-Year Adjustment/Lapse	-	-	-	-	(32,500)

Net Result for the Year	(376,192)	(557,778)	181,586	(265,498)	(504,128)
Transfer from Fiscal Stabilization Account	-	-	-	-	56,065

NET INCOME (LOSS)	(376,192)	(557,778)	181,586	(265,498)	(448,063)

1.	For comparative purposes the 2011/12 Actual has been re-stated to reflect the 2012/13 appropriation structure.
2.	Budget figures are adjusted to include Enabling Appropriations.

PROVINCE OF MANITOBA	APRIL TO JUNE 2012

2012/13 Core Government Capital Investment UNAUDITED	Appendix III

	Year-to-Date to June 30				Full Year
	2012/13			2011/12 Actual	2012/13
($000s)	Actual	Estimated	Variance		Budget[1]

General Assets
Government Services Capital Projects	15,581	20,957	(5,376)	23,178	128,346
Transportation Equipment and Aircraft	1,267	2,100	(833)	7,266	42,164
Information Technology Projects	354	1,616	(1,262)	756	23,899
Other Equipment and Buildings	15	4,505	(4,490)	218	51,056

	17,217	29,178	(11,961)	31,418	245,465

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	32,482	54,575	(22,093)	21,242	352,045
Manitoba Floodway Expansion	10,000	25,000	(15,000)	25,000	100,000
Water Related Infrastructure	447	4,300	(3,853)	4,625	27,800
Parks, Cottage and Camping Projects	1,107	3,325	(2,218)	2,903	25,600

	44,036	87,200	(43,164)	53,770	505,445

Total Capital Investment	61,253	116,378	(55,125)	85,188	750,910

1.	Budget figures are adjusted to include Enabling Appropriations.